UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to             .

Commission File Number 333-91478-99

For the fiscal year ended December 31, 2009 and 2008

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Gateway Western Railway Union 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Kansas City Southern

427 West 12th Street

Kansas City, Missouri 64105-1804

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of

Gateway Western Railway Union 401(k) Plan

Kansas City, Missouri

We have audited the accompanying statements of net assets available for benefits of Gateway Western Railway Union 401(k) Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Gateway Western Railway Union 401(k) Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Kansas City, Missouri

June 21, 2010

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Cash and temporary investments	$3,238	$10,515

Investments, at fair value:
Common stock of Kansas City Southern	88,152	32,728
Common collective trust	420,729	410,776
Mutual funds	2,442,808	1,984,984

Total investments	2,951,689	2,428,488

Contributions Receivable:
Participant	—	8,127
Company	826	3,067

Total contributions receivable	826	11,194

Total assets	2,955,753	2,450,197

Liabilities:
Investment trades payable	418	8,961

Total liabilities	418	8,961

Net assets available for benefits at fair value	2,955,335	2,441,236
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(8,258)	19,701

Net assets available for benefits at contract value	$2,947,077	$2,460,937

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions:
Investment income (loss):
Interest and dividends	$57,997	$117,718
Net appreciation (depreciation) in fair value of investments	496,785	(1,068,886)

Total investment income (loss)	554,782	(951,168)

Contributions:
Participant contributions	135,980	182,422
Company contributions	59,095	70,292

Total contributions	195,075	252,714

Total additions (reductions)	749,857	(698,454)

Deductions:
Fees and expenses	(4,921)	(841)
Benefits paid	(258,796)	(419,885)

Total deductions	(263,717)	(420,726)

Increase (decrease) in net assets available for benefits	486,140	(1,119,180)
Net assets available for benefits:
Beginning of year	2,460,937	3,580,117

End of year	$2,947,077	$2,460,937

See accompanying notes to financial statements.

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of the Plan

The following description of the Gateway Western Railway Union 401(k) Plan (the “Plan”) is provided for general informational purposes only. More complete information regarding the Plan’s provisions may be found in the Plan document.

(a)	General

The Plan is a participant-directed, defined contribution plan adopted on July 1, 1997. The Plan covers certain union employees of Kansas City Southern Railway Company (the “Company”), located from Kansas City to East St. Louis, who are members in a craft represented by one of the following organizations: Brotherhood of Locomotive Engineers, Brotherhood of Maintenance of Way Employees, Brotherhood of Railroad Signalmen, International Brotherhood of Electrical Workers, International Association of Machinists and Aerospace Workers. Employees age 18 and older are eligible to participate in the Plan on the first day of each calendar quarter coincident with or immediately following the employee’s first day of employment. The Plan was amended July 1, 2009, allowing all eligible participants to participate beginning on the first day of each calendar month after reaching eligibility. A Plan participant that ends his or her membership in any of the above collective bargaining units is no longer eligible to make elective deferrals under the Plan but will continue to be vested under the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Plan Administration

The Plan is administered by the Advisory Committee which is appointed by the Compensation and Organization Committee of the Company. Charles Schwab Trust Company (the “Trustee”) is responsible for the custody and management of the Plan’s assets.

(c)	Contributions

Each year, participants may contribute a portion of their annual eligible compensation, as defined in the Plan document, not to exceed a specified dollar amount as determined by the Internal Revenue Code (IRC). The Company matches 50% of participant contributions, up to 6% of annual eligible compensation. Upon enrollment in the Plan, a participant may direct their contributions into any of the various funds offered by the Plan which includes Kansas City Southern (NYSE:KSU) common stock as an investment option.

(d)	Vesting

Participants are immediately vested in their contributions and Company matching contributions, plus actual Plan earnings thereon.

(e)	Payment of Benefits

Distributions generally will be made in the event of retirement, death, disability, resignation, or dismissal. A participant’s normal retirement age is 65. The Plan also provides for distributions at age 59 1/2. Distributions after termination of employment will be made in a lump-sum payment. Balances not exceeding $1,000 will be paid as soon as administratively practicable following the participant’s separation from services, but in no event later than the 60th day following the close of the Plan year which is the later of the year of the participant’s separation from service or the year in which the participant attains normal retirement age (age 65). Balances exceeding $1,000 will be paid upon the distribution date elected by the participant, but in no event will payment commence later than April 1 of the calendar year following the later of the year in which the participant attains age 70 1/2 or the year of the participant’s separation from service. On retirement, death, disability, or termination of service, a participant (or participant’s beneficiary in the event of death) may elect to receive a lump-sum distribution equal to the participant’s vested account balance. In addition, hardship distributions are permitted if certain criteria are met.

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, Company matching contribution, and an allocation of Plan earnings, net of investment expenses. Allocations are based on participant earnings or account balances as set forth in the Plan agreement. The benefit to which a participant is entitled is that which can be provided from the participant’s vested account.

(g)	Administrative Expenses

Investment expenses are paid by the Plan as long as Plan assets are sufficient to provide for such expenses. Administrative expenses of the Plan are paid by the Company.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. The statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

(c)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.

Unsettled security transactions at year end are reflected in the financial statements as investment trades payable or receivable.

(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized appreciation (depreciation) is recorded in the accompanying statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments. Brokerage fees are added to the acquisition costs of assets purchased and subtracted from the proceeds of assets sold.

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(f)	Payment of Benefits

Benefit payments are recorded when paid.

(g)	New Accounting Standards

In June of 2009, the Financial Accounting Standards Board (the “FASB”) approved the “FASB Accounting Standards Codification” (the “FASB ASC”) to become the single source of authoritative U.S. GAAP (other than guidance issued by the SEC) superseding all then-existing non-SEC accounting and reporting standards. The FASB ASC does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP through the introduction of a new structure providing all authoritative literature by topic in one place.

In April and September 2009, the FASB issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets:

	2009	2008
Invesco Stable Value Trust, 412,472 and 430,477 units, respectively	$420,729	$410,776
American Balanced, 10,825 and 10,895 units, respectively	175,468	150,132
CRM Mid Cap Value Fund/Investment, 6,179 and 5,884 units, respectively	147,605	109,803
DWS Equity 500 Index, 1,380 and 1,446 units, respectively	172,692	146,360
EuroPacific Growth, 4,850 and 4,541 units, respectively	185,944	127,180
Growth Fund of America, 18,431 and 21,020 units, respectively	503,708	430,486
ING International Value Fund, 13,431 and 12,170 units, respectively	154,187	115,498
PIMCO Total Return Administrative Shares, 32,069 and 31,339 units, respectively	346,344	317,773
Washington Mutual Investors, 10,633 and 9,986 units, respectively	262,007	213,808

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

During 2009 and 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $496,785 and $(1,068,886), respectively, as follows:

	2009	2008
Kansas City Southern common stock	$54,624	$(4,777)
Mutual funds:
Value	70,424	(222,191)
Blend	61,884	(159,511)
Growth	187,354	(393,441)
Balanced	24,190	(59,427)
International	69,891	(184,783)
Real Estate	8,938	(22,242)
Bond Fund - Intermediate	19,480	(22,514)

Total net investment appreciation (depreciation)	$496,785	$(1,068,886)

(4)	Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Plan determines the fair values of its financial instruments based on the fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy is broken down into three levels based upon the observability of inputs. Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks: valued at the closing price market prices reported on the active market on which the individual securities are traded.

Mutual funds: valued at quoted market prices, which represents the net asset value of the securities held in such funds.

Common collective trust: The common collective trust’s (Invesco Stable Value Trust or the “Trust”) primary investment objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers. The net asset value is determined as of the close of each business day. Participants’ units are issued and redeemed only at the end of each day and at the net unit value at contract value, providing that the Plan complies with the required one-year notice provision. When the market value of units is less than the contract value, the Plan may also elect to withdraw units at their market value upon 10 days’ notice. The Trust is valued at the net asset value as determined using the estimated fair value of the investments in the respective trust at year end. The Trust holds synthetic guaranteed investment contracts (“synthetic GICs”). Synthetic GICs are portfolios of securities (debt securities or units of collective trusts) owned by the Trust with wrap contracts associated with the portfolios. The fair value of wrap contracts is determined based on the change in the present value of the contract’s replacement cost. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay the sale of contracts which the Trust seeks to sell. In addition, investment contracts may be subject to credit risk based on the ability of the insurance company or bank to meet interest or principal payments, or both, as they become due.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Assets and liabilities measured at fair value as of December 31, 2009:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$420,729	$—	$420,729
Common stock of Kansas City Southern	88,152	—	—	88,152
Mutual funds:
Value	499,380	—	—	499,380
Blend	320,297	—	—	320,297
Growth	716,769	—	—	716,769
Balanced	175,468	—	—	175,468
International	340,131	—	—	340,131
Real Estate	44,419	—	—	44,419
Bond Fund - Intermediate	346,344	—	—	346,344

	$2,530,960	$420,729	$—	$2,951,689

Assets and liabilities measured at fair value as of December 31, 2008:

	Fair Value Measurements			Assets at
	Level 1	Level 2	Level 3	Fair Value
Assets:
Common collective trust	$—	$410,776	$—	$410,776
Common stock of Kansas City Southern	32,728	—	—	32,728
Mutual funds:
Value	402,702	—	—	402,702
Blend	256,163	—	—	256,163
Growth	590,042	—	—	590,042
Balanced	150,132	—	—	150,132
International	242,678	—	—	242,678
Real Estate	25,494	—	—	25,494
Bond Fund - Intermediate	317,773	—	—	317,773

	$2,017,712	$410,776	$—	$2,428,488

(5)	Portfolio Risk

The Plan provides for investments in various securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

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401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service, dated July 15, 2003, indicating that it is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from tax under Section 501(a) of the Code. The determination letter is applicable for amendments executed through June 30, 2003. The tax determination letter has not been updated for the latest Plan amendments occurring after June 30, 2003. However, the Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 2009 and 2008. Therefore, no provision for income taxes has been included in the financial statements.

(7)	Related Party Transactions

Certain Plan investments held in the Trust are shares of KCS common stock, which is considered a party-in-interest. At December 31, 2009 and 2008, the fair value of shares held is $88,152 and $32,728, respectively.

(8)	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, the participants shall receive amounts equal to their respective account balances.

(9)	Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$2,947,077	$2,460,937
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	8,258	(19,701)
Amounts allocated to withdrawing participants	—	(39,387)

Net assets available for benefits per the Form 5500	$2,955,335	$2,401,849

The following is a reconciliation of the total investment income (loss) per the financial statements to the Form 5500:

	2009	2008
Total investment income (loss) per the financial statements	$554,782	$(951,168)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	27,959	(17,534)

Total investment income (loss) per the Form 5500	$582,741	$(968,702)

GATEWAY WESTERN RAILWAY UNION

401(k) PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$258,796	$419,885
Add amounts allocated to withdrawing participants	—	39,387
Less prior year amounts allocated to withdrawing participants	(39,387)	—

Benefits paid to participants per the Form 5500	$219,409	$459,272

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2009 but not yet paid as of that date.

(10)	Prohibited Transaction

During the year ended December 31, 2008, the Company failed to remit to the Trustee certain employee contributions totaling approximately $8,497 within the period of time prescribed by ERISA Section 2510.3-102. Delays in remitting contributions to the Plan’s trustee were due to administrative errors, and the Company made contributions to the affected participant’s account to compensate in aggregate the approximate lost income due to the delays.

Schedule 1

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401(k) PLAN

Schedule H, line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2009

Identity	Description	Fair Value
Common stock:
* Kansas City Southern common stock	2,648 shares, with a fair value of $33.29 per share	$88,152
Common collective trust:
Invesco Stable Value Trust	412,471.630 shares, with a fair value of $1.02 (rounded) per share	420,729
Mutual funds:
AIM Small Cap Growth Fund	3,903.882 shares, with a fair value of $22.64 per share	88,384
American Balanced	10,824.653 shares, with a fair value of $16.21 per share	175,468
American Century Real Estate/Advisor	3,074.005 shares, with a fair value of $14.45 per share	44,419
CRM Mid Cap Value Fund/Investment	6,178.519 shares, with a fair value of $23.89 per share	147,605
DWS Equity 500 Index	1,379.988 shares, with a fair value of $125.14 per share	172,692
EuroPacific Growth	4,849.864 shares, with a fair value of $38.34 per share	185,944
Franklin Balance Sheet Investment Fund—Class A	2,708.336 shares, with a fair value of $42.71 per share	115,673
Growth Fund of America	18,430.596 shares, with a fair value of $27.33 per share	503,708
ING International Value Fund	13,430.908 shares, with a fair value of $11.48 per share	154,187
Janus Fund	4,747.810 shares, with a fair value of $26.26 per share	124,677
MFS Value Fund	5,859.432 shares, with a fair value of $20.77 per share	121,700
PIMCO Total Return Administrative Shares	32,068.890 shares, with a fair value of $10.80 per share	346,344
Washington Mutual Investors	10,633.384 shares, with a fair value of $24.64 per share	262,007

Total investments		$2,951,689

*	Party-in-interest.

See accompanying report of independent registered public accounting firm.

Schedule 2

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401(k) PLAN

Schedule H, line 4(a)—Schedule of Delinquent Participant Contributions

December 31, 2009

Participant Contributions Transferred Late to Plan	Total that Constitute Prohibited Non Exempt Transactions
$8,497			$8,497
☐ Check Here if Late Participant Loan Repayments are Included	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2008	$—	$8,497	$—	$—

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Gateway Western Railway Union 401(k) Plan

June 21, 2010	/s/ John E. Derry
John E. Derry Senior Vice President Human Resources